United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	1
Signature Page	30

a

Breast Cancer Awareness Month – Pink October in Itabira, MG Vale PRI Webinar October 8th, 2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

3 Vale’s commitment to the full and effective reparation Guidelines¹ #1 #2 #3 #4 Restoring the dignity of those affected and livelihood Economic and Non-economic compensation Restoring the productive capacity of affected areas Measures to guarantee non-repetition Emergency Support   Hospitals and health units in service Supply of water, food, medicine and other essential items Accommodations and transportations Animal rescue and care Psychological support with specialized teams Donations and financial support     1 Following the International Finance Corporation (IFC) principles.

4 Key civil and labor framework agreements have been settled and adherence is increasing Emergency Indemnification >108,000 people with monthly compensation until Jan 2020 R$ 860 million paid¹ Paraopeba River Individual / Group Indemnification² > 550 agreements signed > 1,200 beneficiaries R$ 233 million paid Labor Indemnification > 480 agreements signed (229 victims) > 1,400 beneficiaries R$ 476 million - individuals R$ 400 million - collective Municipalities covered with: Emergency indemnifications Water supply 1 As of October 4th, 2019. 2 Expedited indemnification procedures with the support of the Public Defenders office.

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25 legal agreements to cover other specific fronts were also signed so far[1]…

4 **Support to municipalities**

- Brumadinho, São Joaquim das Bicas, Mário Campos and AMIG[2,3]
- Over R$ 200 million paid for 10 cities
- Public services, infrastructure, donations and others


Homage to the Fire Fighters
Source: Vale

■ Number of agreements

5 **Environmental recovery**

Initiatives to protect and recover fauna and flora

4 **Water supply**

Including new water withdrawal and treatment systems with COPASA[4]

1 **Families in Barão de Cocais**

Emergency payments to families reallocated

1 **Indigenous people**

Emergency payments to Pataxós community

7 **External audit and asset integrity**

Technical support to authorities, measures to revise and reinforce structures, interruption of operations

[1] Including 3 agreements for emergency, individual/group and labor indemnifications.
[2] Association of Mining Municipalities of Minas Gerais. [3] Including terms of commitment. [4] The State Sanitation Company of Minas Gerais

6 A plan for tailings treatment and environmental recovery is defined, with key structures already in operation US$ 1.2 billion provisioned  Ensure water supply to the Belo Horizonte region - Reestablish the water withdrawal system in the Paraopeba river basin - Prevent tailings carriage to the Rio das Velhas basin  Environmental recovery - 23 integrated structures planned - - 2 water treatment stations operating Dredging of the river area has already begun Works will generate 2,500 job positions Video available here.

7 Our challenges ahead Rebirth of Brumadinho • Brumadinho sustainable development 1 Cultural transformation • Safety becomes an “obsession” with our risk perception and safety culture evolved into an interdependent mindset • Sustainability entrenched in local operations and Vale perceived as a development agent Lean portfolio • Optimization of risk and growth factors 2 3 Recognition from society • Support to our license to operate 4 The safest and, therefore, most reliable mining company in the world

8 The newly created Safety and Operational Excellence Executive Office is independent from operations  Direct report to the CEO  Authority to stop operations  Variable remuneration independent from operations  Over 400 staff already allocated to the structure Vale is committed to become the safest and most reliable mining company in the world Safety & Operational Excellence Office Operational Excellence H&S and Operational Risks Geotechnical Structures Asset Management

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The Safety and Operational Excellence Executive Office has been working on the key initiatives below

Health and Safety and Operational Risks

- Global Vale Golden Rules defined and communicated, focusing on critical activities and operational discipline
- Structured process for hazard identification and risk assessment (HIRA)
- Enhance the culture of prevention - Structuring High Potential Events capture and analysis
- Structured method for fatalities, life altering events and high potential injuries investigation
- Predictive model for medical absenteeism[1]

Operational Excellence

- Vale Management System (VPS) manual revised, integrating H&S and risks
- Cycles of executive performance meetings implemented
- Work plan to verify and improve standards of development and application
- VPS assessment performed across all Base Metal operations
- More than 30,000 employees and leaders trained on VPS

Asset Management

- Architecture of asset integrity management system completed
- Technical requirements for contracting external support completed
- Work plan for bridges, tunnels, pumping systems and conveyors belt completed
- Ongoing work on enhancing the fire detection and protection systems

Geotechnical Structures

- Design and support of Geotechnical Monitoring Centre Minas Gerais
- External support for assessing our Geotechnical Structures Management System
- RASCI[2] matrix for the Geotechnical areas
- Preliminary diagnosis of the current geotechnical risk management practices
- Stronger governance and organizational structure for the 1st and 2nd line of defenses

[1] Vale Brazil
[2] RASCI: Responsible, Accountable, Supporting, Consulted and Informed

VALE

10 Our dogma: Every accident is preventable 1st wave linking investment and risk reduction and Operational Risk, Sustainability, Quality, 2nd wave (2020 - 2021) •Consolidate the risk management process through focus on critical controls •Management actively participates in top risks identification, review, and mitigation actions •Indicators are deployed to managerial level and results monitored for all five pillars (H&S Production and Cost) •Define technical standards to ensure Vale’s critical asset integrity throughout its life cycle (2019 – 2020) •Fast track global risk assessment completed by a SWAT team •Risk tolerance limit implemented •Integrate Safety & Operational Risk Management systems with Vale Production System (VPS) •Implement Performance management routines •Enhance critical controls and indicators •Define minimum global management requirements •Strengthen H&S and Operational Risk technical capabilities Cultural transformation

11 Risk governance Executive Committee for Strategic, Financial and Cybernetic Risks Executive Committee for Geotechnical Risks Executive Committee for Operational Risks Executive Committee for Compliance Risks ¹ Extraordinary Independent Consulting Committee for Dam Safety, Extraordinary Independent Consulting Committee for Investigation and Extraordinary Independent Consulting Committee for Support and Recovery Operations Not exhaustive Three independent committees¹ Executive Board Board of Directors

12 Vale’s Risk Governance and external sentinels act to increase reliability of dams and vigilance over processes for Dam ¹ Established in 2016 Internal Lines of Defense Audit External Sentinels Public Internal Independent Board Committee Safety Safety & Operational Excellence Office Federal Prosecutor Dam Safety Review for 99 structures External Audit Issuer of Declarations of Stability Conditions Business Units Operational Geotechnics Matrix Geotechnics¹

13 Vale has a structured plan in place to accelerate the de-characterization of dam structures in Brazil US$ 1.9 billion already provisioned to decommission 9 upstream dams Safety index improvement / maintenance Drilling, engineering, removal of interferences Strengthening embankment Tailings removal / de-characterization Conclusion of containment structures US$ 100 million provisioned to decommission other small structures 1The remaining 6 dams will be de-characterized according to standards defined by ANM’s Norm 13. 2 dams with safety index increased by structural strengthening 3 dams to be completely de-characterized¹ 4 dams to be de-characterized as upstream dams with strengthening downstream embankments Dams2019202020212022+

14 The de-characterization means the dam will no longer receive tailings or function as a container structure Examples: De-characterization macro processes Closure of operations Containment construction¹ Final de-characterization² Monitoring ¹ When necessary. ² According to each project. 5 4 3 15,000 meters in total 2 Safety index adequacy 1

15 Containment structures to increase safety in dams areas are also under construction Sche Conta tic nt Containment under construction at Sul Superior dam December 2019 Expected conclusion    310 meters long, 36 meters high 1,593 employees at peak work 77% of local employees Capacity Retain all tailings contained by the Sul Superior dam

16 De-characterization project Sul Superior dam

17 De-characterization project Sul Superior dam

18 De-characterization project Sul Superior dam

19 De-characterization project Sul Superior dam

20 De-characterization project Sul Superior dam

21 De-characterization project Sul Superior dam

22 De-characterization project Sul Superior dam

[LOGO]

24 The final de-characterization project has the following main steps Started dike 1 1

25 The final de-characterization project has the following main steps Started dike Upstream rising 1 2 2 1

26 The final de-characterization project has the following main steps Started dike Upstream rising Downstream embankments 3 1 2 3 2 1

27 The final de-characterization project has the following main steps Started dike Upstream rising Downstream embankments Backfilling between the dam and the strengthening structure 4 3 1 2 3 2 1 4

28 The final de-characterization project has the following main steps Started dike Upstream rising Downstream embankments Backfilling between the dam and the strengthening structure Structure de-characterization 5 4 3 53 1 2 3 2 1 4

29 The final de-characterization project has the following main steps Started dike Upstream rising Downstream embankments Backfilling between the dam and the strengthening structure Structure de-characterization Final result 6 5 6 4 3 2 1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: October 08, 2019		Director of Investor Relations

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